March 12, 2012

H. Roger Schwall

Assistant Director

Caroline Kim

Staff Attorney

Laura Nicholson

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northumberland Resources, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 7, 2012
File No. 0-54034

Dear Mr. Schwall;

The following are the Company’s responses to your comment letter dated February 28, 2012.

Preliminary Information Statement on Schedule 14C

General

1. We note that you originally filed the information statement on January 30, 2012 with the EDGAR tag “DEF 14C.” In the future, please remember to file a preliminary information statement with the EDGAR tag “PRE 14C” when required by Exchange Act Rule 14c-5(a).

Refiled with correct tag.

2. Please tell us the sequence of events through which you obtained the requisite majority consents for the amendments to your articles of incorporation. Also provide the analysis supporting your conclusion that the consents were obtained without engaging in a “solicitation,” as defined in Exchange Act Rule 14a-1(l). In that regard, we note that it appears from your table captioned “Stockholders Providing Written Consents” that less than a majority of such consents were obtained from affiliated shareholders.

Affiliates of the company and several entities with whom such affiliates had prior business associations were requested to approve the amendment to the articles thus the Company believes there was no solicitation involved. Since the total number inquired of was less than 10, it is exempt from the information requirements of Rule 14a under Rule 14a-2(b)(2) even if it were otherwise deemed a solicitation.

3. Please furnish the information that Items 11(b)-(d) of Schedule 14A require. For example, disclose whether you have plans to issue the additional shares of preferred stock authorized and if so, describe such plans.

Disclosure that there are current plans to issue the preferred stock in exchange for some of the currently outstanding common stock.

Purpose of Stockholder Action, page 2

4. Revise to clarify your reference to “additional shares to be available.” In that regard, we note that the amendment decreases authorized common stock by 2 million shares and increases shares of preferred stock by the same amount.

Revised to clarify that fewer common shares will be available but previously unavailable preferred will now be available.

Effects of the Amendment, page 3

5. Please enhance your disclosure regarding the effect of the amendments on rights of existing holders. For example, please discuss the dilutive effect of the issuance of any shares of preferred stock, or the issuance of any shares of common stock upon the conversion of such shares of preferred stock. In that regard, we note your disclosure that the preferred stock will have voting and conversion rights of 1 for 100.

Dilution language added.

Security Ownership of Certain Beneficial Owners and Management, page 4

6. You disclose that your table is current as of November 12, 2010. Please update your table to reflect the most recent practicable date. Please refer to Item 403 of Regulation S-K.

Updated to a more current date.

Financial Statements and Other Financial Information, page 5

7. We note that you incorporate certain disclosures required by Item 13(a) of Schedule 14A by reference to your Form 10-K for your fiscal year ended December 31, 2010. Please provide updated information, including updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X.

Reference to financial statements updated.

Very truly yours,

/s/ FortunatoVillamagna,

FortunatoVillamagna, CEO

Northumberland Resources, Inc.